Exhibit 99.1

NEWS RELEASE
May 7, 2012
Trading Symbols:
AMM :TSX, AAU : NYSE: AMEX
www.almadenminerals.com

ALMADEN HITS 29.45 METERS OF 3.21 G/T GOLD AND 136.3 G/T SILVER (5.9 G/T AUEQ)
ON MAIN IXTACA ZONE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE AMEX) is pleased to announce further results from the on-going 4 drill exploration program on the Company’s 100% owned Tuligtic project, Mexico with holes TU-12-96, TU-12-98 and TU-12-106 to 125. Holes TU-12-98, 109, 113 and 116 were drilled on the Northeast Extension Zone. Holes TU-12-110, 114, 118,119 and 122 were drilled into the Ixtaca North Zone. The remainder of the holes reported in this release were drilled into the Main Ixtaca Zone with holes TU-120, 123 and 124 from infill sections spaced at 25 meters from previous 50 meter spaced sections. Holes TU-12-108, 111, 117 and 121 on sections 10750 and 10800 demonstrate continuity of the Main Ixtaca Zone up-dip and along strike to the northeast. Highlights from the current group of assays include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-96 MAIN IXTACA ZONE, SECTION 10600:
97.9 meters @ 0.92 g/t gold and 65.2 g/t silver (2.2 g/t gold equivalent)
Including                      7.79 meters @ 4.76 g/t gold and 277.3 g/t silver (10.3 g/t gold equivalent)

Hole TU-12-98 NE EXTENSION, SECTION 11100:
92.5 meters @ 0.79 g/t gold and 60.2 g/t silver (2.0 g/t gold equivalent)
Including                      47.50 meters @ 1.19 g/t gold and 91.7 g/t silver (3.0 g/t gold equivalent)

Hole TU-12-110 IXTACA NORTH ZONE, SECTION 10250:
32.50 meters @ 1.12 g/t gold and 5.1 g/t silver (1.2 g/t gold equivalent)
and           5.10 meters @ 6.87 g/t gold and 10.9 g/t silver (7.1 g/t gold equivalent)

Hole TU-12-111 MAIN IXTACA ZONE, SECTION 10800:
195.30 meters @ 0.85 g/t gold and 66.2 g/t silver (2.2 g/t gold equivalent)
Including                      23.70 meters @ 2.57 gold and 272.6 g/t silver (8.0 g/t gold equivalent)

Hole TU-12-119 IXTACA NORTH ZONE, SECTION 10500:
7.08 meters @ 1.29 g/t gold and 269.6 g/t silver (6.7 g/t gold equivalent)
and           39.10 meters @ 1.44 gold and 31.5 g/t silver (2.1 g/t gold equivalent)

Hole TU-12-123 MAIN IXTACA ZONE, SECTION 10525:
241.15 meters @ 1.13 g/t gold and 59.3 g/t silver (2.3 g/t gold equivalent)
Including                      29.45 meters @ 3.21 g/t gold and 136.3 g/t silver (5.9 g/t gold equivalent)

Hole TU-12-124 MAIN IXTACA ZONE, SECTION 10675:
185.00 meters @ 1.00 g/t gold and 60.5 g/t silver (2.2 g/t gold equivalent)
Including                      13.90 meters @ 6.04 g/t gold and 179.7 g/t silver (9.6 g/t gold equivalent)

Hole TU-12-125 IXTACA NORTH ZONE, SECTION 10550:
19.50 meters @ 1.20 g/t gold and 64.1 g/t silver (2.5 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “We are very pleased with these new results which continue to confirm and show the Ixtaca zone to be a robust and wide system of veining with sections that carry high gold and silver grades. Including the veining of the newly discovered Ixtaca North zone, the Ixtaca vein system is wider than previously known. The new results reported today from the Ixtaca North and Northeast Extension

Hole #	Section		From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)	Silver Eq (g/t)
TU-12-096	10600		151.40	249.33	97.93	0.92	65.2	2.2	111
TU-12-096	10600	including	197.00	200.86	3.86	1.61	99.3	3.6	180
TU-12-096	10600	and	206.15	211.65	5.50	1.69	124.6	4.2	209
TU-12-096	10600	and	223.54	229.22	5.68	2.30	191.3	6.1	306
TU-12-096	10600	and	238.85	246.64	7.79	4.76	277.3	10.3	515
TU-12-096	10600		279.31	288.40	9.09	2.83	23.9	3.3	165
TU-12-098	11100		124.50	216.95	92.45	0.79	60.2	2.0	100
TU-12-098	11100	including	145.15	192.65	47.50	1.19	91.7	3.0	151
TU-12-106	11100		167.70	177.00	9.30	0.32	121.3	2.7	138
TU-12-106	11100		191.00	195.00	4.00	0.14	99.9	2.1	107
TU-12-106	11100		204.50	223.00	18.50	0.28	47.3	1.2	61
TU-12-106	11100		272.00	292.70	20.70	0.59	40.6	1.4	70
TU-12-107	10650		189.50	215.80	26.30	0.87	27.7	1.4	71
TU-12-107	10650		405.90	412.55	6.65	0.91	91.2	2.7	137
TU-12-108	10800		139.00	225.50	86.50	0.48	47.2	1.4	71.04
TU-12-109	11100		256.50	280.50	24.00	0.36	28.6	0.9	47
TU-12-110	10250		40.50	93.00	52.50	0.79	3.5	0.9	43
TU-12-110	10250	including	60.50	93.00	32.50	1.12	5.1	1.2	61
TU-12-110	10250		140.50	145.60	5.10	6.87	10.9	7.1	354
TU-12-111	10800		99.75	295.05	195.30	0.85	66.2	2.2	109
TU-12-111	10800	including	171.50	229.50	58.00	1.68	156.6	4.8	240
TU-12-111	10800	and	183.80	207.50	23.70	2.57	272.6	8.0	402
TU-12-112	10750		360.50	365.55	5.05	1.89	33.0	2.5	127
TU-12-113	11100		91.50	148.15	56.65	0.54	32.4	1.2	59
TU-12-114	10250		23.75	118.85	95.10	0.59	4.0	0.7	33
TU-12-114	10250	and	111.00	117.65	6.65	2.01	10.3	2.2	111
TU-12-114	10250		138.99	157.60	18.61	2.59	3.8	2.7	133
TU-12-114	10250	including	138.99	139.50	0.51	85.80	42.2	86.6	4332
TU-12-114	10250		203.00	221.10	18.10	0.75	12.2	1.0	50
TU-12-115	10800		70.90	85.25	14.35	1.49	55.5	2.6	130
TU-12-115	10800		234.90	236.90	2.00	0.82	98.7	2.8	140
TU-12-116	11150		77.50	88.50	11.00	1.04	22.4	1.5	74
TU-12-117	10750		74.00	221.89	147.89	0.74	59.2	1.9	96
TU-12-117	10750	including	131.96	163.70	31.74	1.33	74.0	2.8	140
TU-12-117	10750	and	157.40	163.70	6.30	3.22	35.0	3.9	196
TU-12-117	10750	and	176.80	180.30	3.50	4.16	460.4	13.4	669
TU-12-117	10750	and	186.50	195.40	8.90	0.96	161.0	4.2	209
TU-12-118	10250		46.15	63.50	17.35	0.61	4.9	0.7	35
TU-12-119	10500		232.50	339.00	106.50	0.46	72.2	1.9	95
TU-12-119	10500	including	234.09	237.13	3.04	1.82	446.4	10.8	538
TU-12-119	10500	and	261.52	268.60	7.08	1.29	269.6	6.7	334
TU-12-119	10500	and	292.40	307.50	15.10	0.84	100.3	2.8	142
TU-12-119	10500		394.50	400.85	6.35	1.78	97.9	3.7	187
TU-12-119	10500		444.10	483.20	39.10	1.44	31.5	2.1	103
TU-12-119	10500	including	456.60	462.70	6.10	5.15	123.4	7.6	381
TU-12-120	10675		260.90	290.90	30.00	0.74	96.7	2.7	133
TU-12-120	10675	including	260.90	266.10	5.20	2.78	437.0	11.5	576
TU-12-121	10750		87.80	199.84	112.04	0.50	40.9	1.3	66
TU-12-121	10750	including	153.70	161.45	7.75	3.18	247.8	8.1	407
TU-12-122	10200		222.00	241.00	19.00	0.32	40.2	1.1	56
TU-12-122	10200		262.05	276.25	14.20	0.71	43.8	1.6	79
TU-12-123	10525		52.25	293.40	241.15	1.13	59.3	2.3	116
TU-12-123	10525	including	172.90	202.35	29.45	3.21	136.3	5.9	297
TU-12-123	10525	and	226.60	240.50	13.90	2.58	132.5	5.2	261
TU-12-123	10525	and	264.30	270.18	5.88	3.00	117.1	5.3	267
TU-12-124	10675		116.50	301.50	185.00	1.00	60.5	2.2	111
TU-12-124	10675	including	167.50	181.40	13.90	6.04	179.7	9.6	482
TU-12-125	10550		332.00	351.50	19.50	1.20	64.1	2.5	124

Zone show that robust mineralisation and high gold grades exist here as well. Drilling to date on the Ixtaca vein system shows good continuity of mineralisation in both horizontal and vertical dimensions.” The Company currently has four drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the north and striking at 060 Azimuth. Until this interpretation is confirmed true widths for the Northeast Extension intersections cannot be calculated with confidence at this time.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $41.2 MM as of March 21, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in this release. Please see sections for assay intervals.
618,200 mE
618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
2,177,200 mN
2,177,000 mN
2,176,800 mN
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
2,175,600 mN
CALEVA ZONE
NORTHEAST EXTENSION
IXTACA NORTH
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
SECTION N2700
SECTION 11250
SECTION 11200
SECTION 11150
SECTION 11100
SECTION 11050
SECTION 11000
SECTION 10950
SECTION 10900
SECTION 10850
SECTION 10800
SECTION 10750
SECTION 10700
SECTION 10675
SECTION 10650
SECTION 10600
SECTION 10550
SECTION 10525
SECTION 10500
SECTION 10450
SECTION 10400
SECTION 10350
SECTION 10300
SECTION 10250
SECTION 10200
SECTION 10150
SECTION 10100
SECTION 10050
SECTION 10000
SECTION E6000
SECTION REFERENCE LINE
High Grade Intervals
> 10.0 g/t AuEq
5.0 - 10.0 g/t AuEq
2.5 - 5.0 g/t AuEq
1.0 - 2.5 g/t AuEq
0.5 - 1.0 g/t AuEq
0.3 - 0.5 g/t AuEq
0
100
200
meters

SECTION 10200
Looking NE (+/- 25m)
TU-12-128
TU-12-122
INTENSELY
CLAY-ALTERED ASH
TU-12-122 / 395.02m
TU-12-128 / 400m
ASSAYS PENDING
LEGEND:
Overburden
Intervals greater than 0.3 g/t AuEq
> 10.0
5.0 - 10.0
3.0 - 5.0
1.0 - 3.0
0.5 - 1.0
0.3 - 0.5
0 50 100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-122	64.00	101.00	37.00	0.40	1.1	0.4
TU-12-122	222.00	241.00	19.00	0.32	40.2	1.1
TU-12-122	262.05	276.25	14.20	0.71	43.8	1.6
TU-12-122	271.70	274.25	2.55	2.88	99.3	4.9

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

SECTION 10250
Looking NE (+/-25m)
TU-12-110
TU-11-40
TU-12-114
TU-11-23
TU-11-30
TU-11-45
TU-11-74
REFERENCE LINE
CLAY ALTERED ASH
CLAY ALTERED ASH
Ixtaca North Zone
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
TU-11-40 / 198.12m
TU-12-110 / 331.05m
TU-12-114 / 425.25m
TU-11-30 / 230.43m
TU-11-33 / 408.60m
TU-11-45 / 480.36m
TU-11-074 / 288.95m
LEGEND:
Overburden
Intervals greater than 0.5 g/t AuEq
>10.0
5.0 - 10.0
2.5 - 5.0
1.0 - 2.5
0.5 - 1.0
0
50
100
meters

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-114	23.7	118.9	95.1	0.6	4	0.7
TU-12-114	111.0	117.7	6.7	2.0	10	2.2
TU-12-114	139.0	157.6	18.6	2.6	4	2.7
TU-12-114	139.0	139.5	0.5	85.8	42	86.6
TU-12-114	203.0	221.1	18.1	0.8	12	1.0

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-30	60.0	212.0	152.0	0.9	14	1.2
TU-11-30	60.0	68.0	8.0	9.4	3	9.5
TU-11-30	64.0	65.0	1.0	66.8	18	67.2
TU-11-30	170.0	173.0	3.0	3.3	117	5.7
TU-11-33	26.8	350.0	323.3	0.4	15	0.7
TU-11-33	36.4	69.0	32.7	0.8	14	1.0
TU-11-33	328.8	344.7	15.9	1.2	100	3.2
TU-11-33	402.0	404.9	2.9	1.3	7	1.5
TU-11-40	42.0	197.0	155.0	0.6	4	0.7
TU-11-40	151.4	186.5	35.1	1.8	4	1.8
TU-11-40	171.6	173.1	1.6	18.2	22	18.6
TU-11-40	182.6	184.8	2.3	3.9	24	4.3
TU-11-45	65.0	146.3	81.3	0.8	5	0.9
TU-11-45	65.0	129.0	64.0	0.9	5	1.0
TU-11-74	90.0	211.0	121.1	0.3	8	0.5
TU-12-110	40.5	93.0	52.5	0.8	4	0.9
TU-12-110	60.5	93.0	32.5	1.1	5	1.2
TU-12-110	140.5	145.6	5.1	6.9	11	7.1
TU-12-110	239.7	261.2	21.5	0.3	7	0.5
TU-12-110	244.8	249.8	5.0	0.8	11	1.0

SECTION E6000
Looking NE (+/- 25m)
TU-12-118
TU-10-001
TU-11-089
TU-11-092
50
100
150
200
250
300
184.0m -190.0m (6.0m) of 0.3g/t Au
TU-11-089 / 221.28m
TU-11-092 / 239.57m
TU-12-118 / 322m
TU-10-001 / 349.91m
New Zone ?
Main Ixtaca Zone
?
LEGEND:
Overburden
Intervals greater than 0.5 g/t AuEq
> 10.0
5.0 - 10.0
2.5 - 5.0
1.0 - 2.5
0.5 - 1.0
0
50
100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-01	47.5	349.9	302.4	1.0	48	1.7
TU-10-01	106.7	109.7	3.0	4.4	453	13.5
TU-10-01	119.8	277.0	157.3	1.6	72	3.0
TU-10-01	139.0	183.4	44.4	2.8	118	5.1
TU-10-01	174.5	178.6	4.1	25.7	936	40.1
TU-10-01	174.5	176.2	1.7	60.7	2112	102.9
TU-10-01	225.8	233.5	7.7	5.4	136	8.2
TU-10-01	230.7	233.5	2.7	5.4	312	10.2
TU-10-01	315.0	336.6	21.6	1.9	51	2.9
TU-10-01	315.7	319.4	3.8	9.5	279	13.8
TU-11-92	205.0	239.6	34.6	0.5	4	0.6
TU-11-92	234.0	239.6	5.6	1.1	3	1.1
TU-12-118	46.15	143.6	97.5	0.3	10	0.5

SECTION 10500

Looking NE (+/-25m)

TU-12-119
TU-10-05
TU-10-04
TU-12-130
TU-1-57
TU-11-31
TU-11-70
TU-11-76
CLAY ALTERED ASH
Ixtaca North Zone
Main Ixtaca Zone
BLACK SHALE
TU-12-133 / 261.52m
TU-11-076 / 238.66m
TU-12-130 / 288.95m
TU-11-070 / 319.43m
TU-11-31 / 344.12m
TU-10-04 / 446.6m
TU-10-05 / 490.12m
TU-12-119 / 615.09m
TU-12-133
ASSAYS PENDING
TU-11-57 terminates
beyond section boundary
LEGEND:
Overburden
Intervals greater
than 0.5 g/t AuEq
> 10.0
5.0 - 10.0
2.5 - 5.0
1.0 - 2.5
0.5 - 1.0
0
50
100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-04	38.0	59.3	21.3	0.7	25	1.2
TU-10-04	38.0	40.4	2.4	3.1	34	3.8
TU-10-04	189.1	211.8	22.7	0.8	80	2.4
TU-10-04	195.0	203.9	8.9	1.4	155	4.5
TU-10-04	202.9	203.9	1.0	7.6	882	25.2
TU-10-04	229.7	233.8	4.1	0.8	44	1.6
TU-10-04	252.5	347.1	94.7	1.3	80	3.0
TU-10-04	262.9	263.8	0.9	8.8	1337	35.6
TU-10-04	272.7	277.0	4.3	2.7	151	5.7
TU-10-04	296.2	310.7	14.5	3.0	159	6.1
TU-10-04	322.1	325.3	3.2	4.2	97	6.2
TU-10-04	328.3	329.5	1.2	2.7	198	6.6
TU-10-04	335.5	340.2	4.7	2.5	199	6.5
TU-10-04	367.9	379.0	11.1	0.3	38	1.1
TU-10-05	34.4	45.0	10.6	1.3	26	1.8
TU-10-05	63.2	73.3	10.1	0.7	42	1.5
TU-10-05	146.4	159.8	13.4	0.4	100	2.4
TU-10-05	149.2	150.4	1.3	2.8	706	16.9
TU-10-05	178.2	178.5	0.3	0.7	501	10.7
TU-10-05	183.8	185.1	1.3	0.2	615	12.5
TU-10-05	199.3	204.7	5.4	0.2	57	1.3
TU-10-05	213.8	335.9	122.1	0.7	41	1.6
TU-10-05	227.2	230.1	2.9	3.8	230	8.4
TU-10-05	261.3	264.2	2.9	3.0	185	6.7
TU-10-05	295.0	299.7	4.7	3.5	128	6.1
TU-10-05	295.0	295.5	0.5	14.0	366	21.4
TU-10-05	319.2	323.8	4.7	4.2	127	6.8
TU-10-05	321.7	322.5	0.8	14.3	150	17.3
TU-10-05	332.5	334.8	2.3	2.1	198	6.0
TU-10-05	342.5	371.0	28.6	0.6	54	1.6
TU-10-05	368.8	369.8	0.9	3.6	476	13.1
TU-10-05	402.6	403.1	0.5	37.4	466	46.7
TU-11-31	38.4	265.0	226.6	0.8	58	1.9
TU-11-31	112.4	123.7	11.3	1.8	147	4.8
TU-11-31	112.4	113.8	1.4	5.6	500	15.6
TU-11-31	183.4	206.6	23.2	1.9	153	5.0
TU-11-31	202.0	206.6	4.6	2.5	358	9.6
TU-11-31	235.5	252.6	17.1	1.4	84	3.1
TU-11-31	250.6	252.1	1.6	7.5	537	18.2
TU-11-57	95.5	111.3	15.9	0.2	47	1.2
TU-11-57	95.5	96.7	1.3	0.8	281	6.5
TU-11-57	169.0	180.7	11.7	0.5	34	1.2
TU-11-70	5.7	132.8	127.1	0.4	32	1.0
TU-11-70	50.8	54.6	3.8	2.2	69	3.6
TU-11-70	101.7	103.3	1.6	1.9	423	10.4
TU-11-70	116.0	119.2	3.2	2.8	219	7.2
TU-11-76	19.0	105.7	86.7	0.5	25	1.0
TU-12-119	232.5	339.0	106.5	0.5	72	1.9
TU-12-119	234.1	237.1	3.0	1.8	446	10.8
TU-12-119	261.5	268.6	7.1	1.3	270	6.7
TU-12-119	394.5	400.9	6.4	1.8	98	3.7
TU-12-119	444.1	483.2	39.1	1.4	31	2.1
TU-12-119	456.6	462.7	6.1	5.1	123	7.6

SECTION 10525

Looking NE (+/- 12.5m)

CLAY ALTERED ASH
TU-12-133 terminates beyond section boundary ASSAYS PENDING
TU-12-130 / 288.95m ASSAYS PENDING
TU-12-123 / 356.01m
TU-12-126 / 393.19m ASSAYS PENDING
TU-12-135 / 400m ASSAYS PENDING

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-123	52.25	293.40	241.15	1.13	59.3	2.3
TU-12-123	67.70	72.70	5.00	1.04	131.5	3.7
TU-12-123	172.90	202.35	29.45	3.21	136.3	5.9
TU-12-123	226.60	240.50	13.90	2.58	132.5	5.2
TU-12-123	264.30	270.18	5.88	3.00	117.1	5.3

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

LEGEND:

Overburden

Intervals greater than 0.3 g/t AuEq

- > 10.0
- 5.0 - 10.0
- 2.5 - 5.0
- 1.0 - 2.5
- 0.5 - 1.0
- 0.3 - 0.5

0 50 100 meters

SECTION 10550
Looking NE (+/-25m)
CLAY ALTERED ASH
CLAY ALTERED ASH
TU-12-125
TU-10-11, TU-11-13
TU-11-56
TU-11-83, TU-11-88
TU-11-78
TU-11-16, TU-11-19
TU-11-59, TU-11-66
Ixtaca North Zone
Main Ixtaca Zone
TU-12-125 / 404.77m
TU-11-19 / 455.98m
TU-11-78 / 309.68m
TU-11-83 / 365.15m
TU-11-16 / 480.36m
TU-11-56 / 392.58m
TU-11-59 terminates beyond section boundary
TU-10-11 / 458.72m
TU-10-13 terminates beyond section boundary
TU-11-88 terminates at 517.55m
TU-11-66 terminates at 632.0m
LEGEND:
Overburden
Intervals greater than 0.5 g/t AuEq
>10.0
5.0 - 10.0
2.5 - 5.0
1.0 - 2.5
0.5 - 1.0
meters

Only intervals over 3.0 g/t AuEq and broader than 1.0m are listed in the table. Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-11	122.70	124.20	1.5	0.7	230	5.3
TU-10-11	185.09	185.64	0.6	1.1	406	9.2
TU-10-11	207.82	208.40	0.6	1.3	275	6.8
TU-10-11	223.05	224.50	1.5	3.0	285	8.7
TU-10-11	241.03	242.94	1.9	6.7	552	17.8
TU-10-11	255.42	338.50	83.1	1.8	78	3.4
TU-10-11	258.68	260.45	1.8	49.0	1392	76.8
TU-10-11	279.23	280.63	1.4	7.8	560	19.0
TU-10-11	292.93	296.34	3.4	2.9	134	5.6
TU-10-11	303.09	306.90	3.8	2.8	113	5.1
TU-10-11	333.85	336.36	2.5	6.3	237	11.0
TU-10-13	64.90	89.00	24.1	1.4	99	3.4
TU-10-13	64.90	72.10	7.2	2.6	193	6.4
TU-10-13	212.80	213.42	0.6	2.7	269	8.1
TU-10-13	289.50	289.92	0.4	6.7	304	12.8
TU-10-13	420.01	420.42	0.4	5.5	36	6.3
TU-11-16	208.00	409.35	201.4	1.0	83	2.6
TU-11-16	235.30	237.19	1.9	3.7	776	19.2
TU-11-16	256.48	286.60	30.1	1.5	164	4.8
TU-11-16	269.28	273.68	4.4	4.3	577	15.9
TU-11-16	270.68	272.68	2.0	6.8	1039	27.5
TU-11-16	281.79	282.84	1.1	18.2	2250	63.2
TU-11-16	326.32	329.34	3.0	6.1	602	18.2
TU-11-16	338.91	349.10	10.2	2.9	72	4.3
TU-11-16	365.90	409.35	43.5	1.6	119	4.0
TU-11-16	374.22	378.75	4.5	4.2	280	9.8
TU-11-16	374.22	376.83	2.6	5.7	337	12.5
TU-11-16	386.70	387.70	1.0	6.9	524	17.4
TU-11-16	395.63	409.35	13.7	1.7	139	4.5
TU-11-16	395.63	402.99	7.4	2.5	208	6.6
TU-11-19	234.45	235.15	0.7	2.4	642	15.2
TU-11-19	285.59	294.14	8.6	3.0	185	6.7
TU-11-19	287.24	292.03	4.8	4.6	273	10.1
TU-11-19	305.92	308.36	2.4	1.6	161	4.8
TU-11-19	369.20	372.12	2.9	3.5	419	11.8
TU-11-56	58.95	66.95	8.0	1.8	47	2.8
TU-11-56	72.54	106.60	34.1	1.6	56	2.8
TU-11-56	73.25	78.50	5.3	5.3	78	6.8
TU-11-56	85.65	86.65	1.0	6.0	413	14.2
TU-11-56	92.65	100.00	7.3	1.9	101	3.9
TU-11-56	226.15	251.00	24.9	0.7	163	4.0
TU-11-56	234.14	235.40	1.3	2.5	853	19.5
TU-11-56	248.45	249.40	1.0	13.9	2577	65.4
TU-11-59	277.08	277.88	0.8	1.0	112	3.2
TU-11-59	345.50	346.25	0.8	1.3	131	3.9
TU-11-78	37.00	48.00	11.0	2.0	101	4.1
TU-11-78	155.00	167.42	12.4	1.1	70	2.5
TU-11-78	163.70	167.42	3.7	1.8	155	4.9
TU-11-83	120.45	283.90	163.5	1.3	62	2.5
TU-11-83	146.10	200.24	54.1	2.3	106	4.4
TU-11-83	146.10	154.10	8.0	9.8	493	19.7
TU-11-83	179.70	182.97	3.3	6.4	83	8.1
TU-11-83	244.65	255.50	10.9	2.0	98	3.9
TU-11-83	267.50	272.30	4.8	3.2	94	5.1
TU-11-88	167.62	170.50	2.9	1.4	104	3.5
TU-11-88	216.70	255.96	39.3	1.4	92	3.2
TU-11-88	238.55	246.28	7.7	3.9	255	9.0
TU-11-88	317.20	351.48	34.3	1.7	95	3.6
TU-12-125	332.00	351.50	19.50	1.20	64.1	2.5

SECTION 10600
Looking NE (+/-25m)
LEGEND:
Intervals greater than 0.3 g/t AuEq
> 10.0
5.0 - 10.0
2.5 - 5.0
1.0 - 2.5
0.5 - 1.0
0.3 - 0.5
Overburden
0
50
100
meters
CLAY ALTERED ASH
REFERENCE LINE
TU-10-06
TU-11-53
TU-11-29, TU-12-96, TU-12-101
TU-11-81, TU-11-86
TU-11-72
Ixtaca North Zone
Main Ixtaca Zone
TU-11-81 / 325.53m
TU-11-86 / 388.95m
TU-11-29 / 324.31m
TU-10-06 / 529.74m
TU-12-96 / 401.73m
TU-11-53 / 410.87m
TU-11-72 terminates beyond section boundary
TU-12-101 terminates at 538.89m

Only intervals over 1.0 g/t AuEq are listed below. Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-06	273.3	277.5	4.3	1.4	130	4.0
TU-10-06	273.3	276.0	2.7	2.1	203	6.1
TU-10-06	295.6	421.8	126.2	0.9	62	2.1
TU-10-06	295.6	340.7	45.1	1.4	92	3.2
TU-10-06	317.5	336.7	19.2	2.8	160	6.0
TU-10-06	317.5	319.7	2.2	6.7	475	16.2
TU-10-06	331.6	336.7	5.1	5.5	242	10.3
TU-10-06	405.9	412.1	6.2	2.6	209	6.7
TU-10-06	410.9	412.1	1.2	6.8	482	16.5
TU-11-29	30.4	299.0	268.5	0.6	40	1.4
TU-11-29	158.2	214.4	56.2	1.2	86	3.0
TU-11-29	188.9	214.4	25.5	2.3	134	5.0
TU-11-29	188.9	191.4	2.5	4.5	385	12.2
TU-11-29	204.7	207.4	2.7	10.8	534	21.5
TU-11-29	257.1	295.5	38.3	1.8	107	3.9
TU-11-29	258.0	260.6	2.6	3.5	107	5.7
TU-11-29	267.8	271.8	3.9	4.2	386	11.9
TU-11-29	288.6	292.7	4.1	4.7	256	9.8
TU-11-53	37.9	41.1	3.2	1.5	244	6.4
TU-11-53	99.7	119.4	19.7	0.4	37	1.2
TU-11-53	101.5	103.7	2.2	2.9	243	7.7
TU-11-53	148.5	190.5	42.0	0.6	49	1.6
TU-11-53	169.5	171.5	2.0	2.9	279	8.5
TU-11-53	182.0	185.5	3.5	2.6	238	7.4
TU-11-53	182.0	183.4	1.5	5.7	553	16.8
TU-11-72	170.9	451.0	280.2	0.8	49	1.8
TU-11-72	277.5	281.0	3.5	3.1	174	6.6
TU-11-72	294.0	323.0	29.0	2.4	103	4.5
TU-11-72	306.3	320.1	13.8	4.5	156	7.6
TU-11-72	347.9	360.6	12.7	2.1	169	5.5
TU-11-72	411.7	451.0	39.3	1.6	107	3.7
TU-11-72	418.2	443.6	25.4	2.1	144	5.0
TU-11-81	79.4	307.3	227.9	0.5	41	1.3
TU-11-81	173.1	200.9	27.7	1.1	100	3.1
TU-11-81	173.1	177.3	4.2	2.5	101	4.5
TU-11-81	188.0	200.9	12.9	1.4	178	5.0
TU-11-81	241.6	245.0	3.4	2.9	373	10.4
TU-11-81	259.1	269.9	10.8	1.3	101	3.3
TU-11-86	149.0	175.0	26.0	0.5	40	1.3
TU-11-86	149.0	155.3	6.3	1.4	91	3.2
TU-12-96	89.3	92.1	2.8	1.0	139	3.8
TU-12-96	99.8	102.1	2.3	0.6	117	2.9
TU-12-96	151.4	249.3	97.9	0.9	65	2.2
TU-12-96	197.0	200.9	3.9	1.6	99	3.6
TU-12-96	206.2	211.7	5.5	1.7	125	4.2
TU-12-96	223.5	229.2	5.7	2.3	191	6.1
TU-12-96	238.9	246.6	7.8	4.8	277	10.3
TU-12-96	256.2	265.0	8.8	0.4	29	1.0
TU-12-96	279.3	288.4	9.1	2.8	24	3.3
TU-12-96	279.3	284.2	4.9	4.5	34	5.2
TU-12-96	319.0	327.3	8.3	1.1	7	1.3
TU-12-101	162.8	184.2	21.4	0.3	57	1.5
TU-12-101	208.7	240.5	31.8	1.3	104	3.4
TU-12-101	220.1	237.3	17.2	2.1	171	5.5
TU-12-101	349.1	360.5	11.4	3.8	24	4.3
TU-12-101	349.1	352.6	3.5	11.9	63	13.2

SECTION 10650

Looking NE (+/-25m)

CLAY ALTERED ASH
Ixtaca North Zone
Main Ixtaca Zone
REFERENCE LINE
TU-11-79, TU-11-82
TU-11-48, TU-11-51
TU-11-15, TU-11-17
TU-12-107
TU-11-96 / 224.94m
TU-11-91 / 274.76m
TU-11-15 / 291.39m
TU-11-79 / 359.66m
TU-11-82 / 462.08m
TU-11-51 / 316.48m
TU-11-17 / 480.36m
TU-12-107 / 465.73m
TU-11-48 terminates beyond section boundary
LEGEND:
Overburden
Intervals greater than 0.5g/t AuEq
> 10.0
5.0 - 10.0
2.5 - 5.0
1.0 - 2.5
0.5 - 1.0
0.3 - 0.5
0
50
100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-15	138.3	260.4	122.1	0.9	30	1.5
TU-11-15	139.7	144.2	4.5	16.4	67	17.7
TU-11-15	197.9	200.5	2.6	1.7	148	4.6
TU-11-15	258.7	259.9	1.2	3.0	201	7.0
TU-11-17	128.0	329.0	201.0	0.6	46	1.5
TU-11-17	183.4	191.1	7.8	1.5	123	3.9
TU-11-17	226.3	247.0	20.7	1.9	228	6.4
TU-11-17	238.7	247.0	8.3	2.7	417	11.0
TU-11-48	35.8	74.6	38.8	0.5	44	1.4
TU-11-48	37.0	44.0	7.0	1.7	148	4.7
TU-11-48	133.8	187.5	53.7	0.6	86	2.3
TU-11-48	168.6	185.5	16.9	1.6	212	5.8
TU-11-48	177.9	181.4	3.5	7.3	847	24.2
TU-11-48	179.1	180.4	1.3	18.7	2129	61.3
TU-11-51	39.3	137.9	98.6	0.9	76	2.5
TU-11-51	110.5	112.7	2.2	4.0	215	8.3
TU-11-79	160.0	178.2	18.2	0.4	12	0.6
TU-11-79	228.3	303.0	74.7	0.2	19	0.6
TU-11-79	264.0	286.5	22.5	0.5	33	1.1
TU-11-82	157.3	398.3	241.0	0.4	31	1.0
TU-11-82	221.82	238.14	16.3	1.3	80	2.9
TU-11-82	340.0	341.1	1.1	4.5	405	12.6
TU-11-82	359.3	384.7	25.4	1.2	92	3.0
TU-11-82	359.3	361.6	2.3	6.9	463	16.1
TU-11-82	438.0	439.8	1.8	1.5	53	2.6
TU-11-91	3.1	13.0	10.0	0.5	12	0.7
TU-11-91	28.8	36.0	7.3	0.3	11	0.6
TU-11-91	84.1	98.0	13.9	0.8	106	2.9
TU-11-91	152.2	296.6	144.4	0.4	43	1.3
TU-11-91	236.9	256.6	19.7	1.2	121	3.6
TU-11-91	250.7	256.6	5.9	2.7	247	7.7
TU-11-95	12.2	80.1	67.9	0.2	21	0.6
TU-11-95	74.6	79.6	5.1	0.9	89	2.7
TU-11-95	134.0	137.0	3.1	0.8	32	1.5
TU-11-95	149.3	167.2	18.0	0.5	36	1.2
TU-11-95	176.1	214.4	38.3	0.5	70	1.9
TU-11-95	209.7	214.4	4.7	0.9	194	4.8
TU-11-107	189.5	215.8	26.3	0.87	28	1.4
TU-11-107	189.5	193.7	4.2	1.78	62	3.0
TU-11-107	207.4	210.9	3.5	3.34	70	4.7
TU-11-107	224.0	244.3	20.3	0.54	18	0.9
TU-11-107	224.0	237.0	13.0	0.72	21	1.1
TU-11-107	399.0	423.5	24.5	0.40	29	1.0
TU-11-107	405.9	412.6	6.7	0.9	91	2.7

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

SECTION 10675

Looking NE (+/- 12.5m)

CLAY ALTERED ASH
TU-12-136
TU-12-127, TU-12-124, TU-12-120, TU-12-132
TU-12-136 / 185.32m
UNREPORTED
TU-12-132 / 273.71m
UNREPORTED
TU-12-120 / 331.62m
TU-12-124 / 356.01m
TU-12-127 / 420.1m
LEGEND:
Intervals greater than 0.3 g/t AuEq
> 10.0
5.0 - 10.0
2.5 - 5.0
1.0 - 2.5
0.5 - 1.0
0.3 - 0.5
Overburden
0
100
meters
Gold Equivalent (AuEq) were calculated using silver to gold ratios of 50 to 1.

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-120	95.0	127.9	32.9	0.3	22	0.8
TU-12-120	160.2	175.0	14.8	0.1	11	0.3
TU-12-120	201.0	209.6	8.6	0.3	43	1.2
TU-12-120	223.7	231.0	7.3	0.3	47	1.2
TU-12-120	260.9	290.9	30.0	0.7	97	2.7
TU-12-120	260.9	266.1	5.2	2.8	437	11.5
TU-12-124	116.5	301.5	185.0	1.0	61	2.2
TU-12-124	167.5	181.4	13.9	6.0	180	9.6

SECTION 10750
Looking NE (+/-25m)
TU-11-24
TU-11-21, TU-11-22
TU-12-112, TU-12-117, TU-12-121
TU-11-58
INTENSELY
CLAY-ALTERED ASH
TU-11-58 / 187.76m
TU-12-121 / 267.61
TU-12-117 / 307.24m
TU-11-21 / 319.43m
TU-11-22 / 392.58m
TU-12-112 / 413.92m
TU-11-24 / 389.53m
2,300mRL
2,200mRL
2,100mRL
2,000mRL
1,900mRL
Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.
LEGEND:
Overburden
Intervals greater than 0.3 g/t AuEq
> 10.0
5.0 - 10.0
2.5 - 5.0
1.0 - 2.5
0.5 - 1.0
0.3 - 0.5
0
50
100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-21	136.3	271.0	137.3	0.7	49	1.7
TU-11-21	150.1	205.5	55.4	1.4	95	3.3
TU-11-21	161.3	162.7	1.5	4.3	287	10.0
TU-11-21	168.7	169.7	1.1	8.4	735	23.1
TU-11-21	177.8	183.1	5.2	1.9	232	6.6
TU-11-21	177.8	179.9	2.1	3.3	447	12.3
TU-11-21	191.7	193.7	1.9	0.9	193	4.8
TU-11-21	196.5	197.7	1.3	6.1	594	18.0
TU-11-21	204.0	205.5	1.5	2.6	112	4.9
TU-11-22	155.8	237.4	81.6	0.3	24	0.8
TU-11-22	155.8	196.4	40.6	0.5	39	1.2
TU-11-22	171.7	172.9	1.2	4.5	30	5.1
TU-11-22	180.8	184.6	3.8	2.0	176	5.6
TU-11-22	180.8	182.6	1.8	3.1	306	9.2
TU-11-22	207.2	208.5	1.4	1.6	89	3.3
TU-11-22	293.3	308.1	14.8	0.8	56	1.9
TU-11-22	293.3	295.3	2.0	1.3	306	7.4
TU-11-24	23.8	42.6	18.8	0.5	32	1.1
TU-11-24	143.7	157.0	13.3	0.3	30	0.9
TU-11-24	154.0	155.1	1.1	1.6	194	5.5
TU-11-24	165.0	178.5	13.5	0.4	45	1.3
TU-11-24	176.3	178.5	2.2	1.1	124	3.6
TU-11-58	114.0	175.0	61.0	0.2	6	0.3
TU-11-58	152.0	164.8	12.8	0.4	11	0.6
TU-12-112	78.7	86.0	7.3	0.1	27	0.6
TU-12-112	145.1	146.2	1.1	0.8	81	2.5
TU-12-112	174.0	174.5	0.5	1.1	152	4.2
TU-12-112	207.5	209.1	1.7	0.3	32	1.0
TU-12-112	360.5	365.6	5.1	1.9	33	2.5
TU-12-117	74.0	221.9	147.9	0.7	59	1.9
TU-12-117	132.0	163.7	31.7	1.3	74	2.8
TU-12-117	176.8	180.3	3.5	4.2	460	13.4
TU-12-117	186.5	195.4	8.9	1.0	161	4.2
TU-12-121	87.8	199.8	112.0	0.5	41	1.3
TU-12-121	153.7	161.5	7.8	3.2	248	8.1

SECTION 10800
Looking NE (+/-25m)
TU-12-099
CLAY ALTERED ASH
TU-11-055
TU-11-026
TU-12-115, TU-12-108, TU-12-111
TU-12-111 / 295.05m
TU-12-108 / 325.53m
TU-11-055 / 231.04m
TU 11 026 / 310.42m
TU-12-099 / 474.27m
TU-12-115 / 365.15m
LEGEND:
Overburden
Intervals greater than 0.3 g/t AuEq
>10.0
5.0-10.0
2.5-5.0
1.0-2.5
0.5-1.0
0.3-0.5
0 50 100
meters
Gold Equivalent (AuEq) were calculated using silver to gold ratios of 50 to 1.

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-26	48.0	63.0	15.0	0.3	15	0.6
TU-11-26	125.9	127.0	1.1	1.7	438	10.5
TU-11-26	159.1	178.5	19.5	0.3	96	2.2
TU-11-26	165.7	174.0	8.3	0.4	164	3.7
TU-11-26	231.7	252.4	20.7	1.1	42	1.9
TU-11-26	232.4	236.0	3.7	2.1	110	4.3
TU-11-26	243.5	245.0	1.5	1.9	140	4.7
TU-11-55	56.8	137.5	80.7	0.2	37	1.0
TU-11-55	60.9	72.3	11.5	0.5	100	2.6
TU-12-99	185.0	200.0	15.0	0.2	4	0.3
TU-12-99	230.0	239.0	9.0	0.4	1	0.4
TU-12-108	78.3	259.0	180.7	0.3	32	0.9
TU-12-108	139.0	225.5	86.5	0.5	47	1.4
TU-12-108	184.3	195.8	11.5	0.8	95	2.7
TU-12-111	99.8	295.1	195.3	0.9	66	2.2
TU-12-111	171.5	229.5	58.0	1.7	156	4.8
TU-12-111	183.8	207.5	23.7	2.6	273	8.0
TU-12-115	35.5	61.0	25.5	0.3	10	0.5
TU-12-115	70.9	182.6	111.7	0.4	24	0.9
TU-12-115	70.9	85.3	14.4	1.5	55	2.6
TU-12-115	82.8	85.3	2.5	6.9	24	7.4
TU-12-115	196.0	217.5	21.5	0.1	6	0.3
TU-12-115	234.9	236.9	2.0	0.8	99	2.8

SECTION 11100

Looking NE (+/-25m)

CLAY ALTERED ASH
TU-11-094
TU-12-106, TU-12-109, TU-12-103
TU-12-98, TU-12-100
TU-12-109 terminates beyond section boundary
Main Ixtaca Zone
TU-12-106 / 343.2m
TU-12-103 / 401.73m
TU-11-094 / 246.28m
TU-12-100 / 267.61m
TU-12-098 / 404.77m
LEGEND:
Overburden
Intervals greater than 0.3 g/t AuEq
>10.0
5.0 - 10.0
2.5 - 5.0
1.0 - 2.5
0.5 - 1.0
0.3 - 0.5
0
50
100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-94	45.0	54.0	9.0	0.2	13	0.5
TU-11-94	89.1	91.6	2.5	0.3	87	2.1
TU-11-94	104.8	233.2	128.4	0.4	49	1.4
TU-11-94	143.3	159.7	16.4	0.7	96	2.6
TU-11-94	154.9	159.7	4.8	1.0	122	3.5
TU-11-94	171.6	193.9	22.3	0.9	87	2.6
TU-12-98	59.0	94.8	35.8	0.4	10	0.6
TU-12-98	124.5	217.0	92.5	0.8	60	2.0
TU-12-98	145.2	192.7	47.5	1.2	92	3.0
TU-12-98	159.5	166.4	6.9	2.4	199	6.4
TU-12-100	73.0	180.0	107.0	0.4	26	0.9
TU-12-100	85.3	102.5	17.2	1.2	58	2.4
TU-12-103	108.5	132.5	24.0	0.2	24	0.7
TU-12-103	172.8	203.8	31.0	0.2	41	1.0
TU-12-103	210.5	280.5	70.0	1.2	46	2.1
TU-12-103	236.5	280.0	43.5	1.8	52	2.8
TU-12-103	263.0	280.5	17.5	3.7	67	5.1
TU-12-103	295.0	326.7	31.7	0.3	39	1.0
TU-12-106	167.7	177.0	9.3	0.3	121	2.8
TU-12-106	171.0	175.0	4.0	0.7	252	5.7
TU-12-106	191.0	195.0	4.0	0.1	100	2.1
TU-12-106	204.5	223.0	18.5	0.3	47	1.2
TU-12-106	254.0	263.0	9.0	0.1	33	0.8
TU-12-106	272.0	292.7	20.7	0.6	41	1.4
TU-12-106	287.2	289.2	2.0	2.3	104	4.3
TU-12-106	299.7	308.2	8.5	0.3	9	0.4
TU-12-106	314.2	323.2	9.0	0.1	26	0.6
TU-12-109	256.5	280.5	24.0	0.4	29	0.9
TU-12-109	257.5	271.0	13.5	0.5	42	1.3

SECTION 11150

Looking NE (+/-25m)

TU-11-93
TU-11-90
TU-11-46
TU-11-41
TU-12-116
TU-11-84
REFERENCE LINE
Main Ixtaca Zone
TU-11-93 terminates beyond section boundary
TU-11-90 / 243.23m
TU-11-46 / 301.14m
TU-12-116 / 197.51m
TU-11-84 / 429.16m
TU-11-41 / 569.37m

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-41	59.1	232.4	173.4	0.2	38	1.0
TU-11-41	105.4	132.4	27.0	0.4	163	3.7
TU-11-41	117.2	132.4	15.2	0.6	241	5.4
TU-11-41	117.2	123.8	6.6	1.1	436	9.8
TU-11-46	58.7	134.9	76.2	0.3	77	1.8
TU-11-46	113.3	134.9	21.6	0.4	146	3.3
TU-11-46	114.0	117.9	3.8	0.8	380	8.4
TU-11-46	116.8	117.9	1.1	1.9	1013	22.1
TU-11-46	211.0	212.8	1.8	1.3	36	2.0
TU-11-84	90.0	144.3	54.3	0.4	5	0.5
TU-11-84	111.0	125.0	14.0	0.8	10	1.0
TU-11-90	42.7	130.0	87.3	0.1	27	0.7
TU-11-90	61.5	73.5	12.0	0.1	62	1.4
TU-11-90	115.8	130.0	14.3	0.1	52	1.1
TU-11-93	68.5	112.0	43.5	0.1	24	0.6
TU-11-93	87.0	103.6	16.6	0.2	46	1.1
TU-11-93	160.2	170.5	10.3	0.3	97	2.2
TU-11-93	162.5	164.1	1.6	1.4	549	12.4
TU-11-93	196.9	205.0	8.1	0.2	17	0.5
TU-12-116	51.21	109	57.8	0.4	10.4	0.6
TU-12-116	77.5	88.5	11.0	1.0	22.4	1.5

LEGEND:

Overburden

0 50 100 meters

Intervals greater than 0.5 g/t AuEq

- > 10.0
- 5.0 - 10.0
- 2.5 - 5.0
- 1.0 - 2.5
- 0.5 - 1.0

SECTION E2700

Looking NNE showing portions of drill holes within 25m of section line.

CLAY ALTERED ASH
Main Ixtaca Zone
TU-12-103
TU-12-098
TU-12-100
TU-12-113
TU-11-084
TU-12-116
TU-12-103 terminates beyond section boundary
TU-12-100 / 131.98m
TU-11-084 terminates beyong section boundary
CA-11-004 186.85 m
CA-11-004 / 276.76m
TU-11-094
TU-12-116 / 197.51m
TU-12-113 / 325.53m
TU-11-041 terminates beyong section boundary
TU-12-098 terminates beyong section boundary
Gold Equivalent (AuEq) were calculated using silver to gold ratios of 50 to 1.
LEGEND:
Overburden
Intervals greater than 0.3 g/t AuEq
> 10.0
5.0 - 10.0
2.5 - 5.0
1.0 - 2.5
0.5 - 1.0
0.3 - 0.5
0 50 100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
CA-11-04	270.5	276.8	6.3	0.2	377	7.7
TU-11-41	59.1	232.4	173.4	0.2	38	1.0
TU-11-41	105.4	132.4	27.0	0.4	163	3.7
TU-11-41	117.2	132.4	15.2	0.6	241	5.4
TU-11-84	90.0	144.3	54.3	0.4	5	0.5
TU-11-84	111.0	134.5	23.5	0.6	8	0.8
TU-11-84	111.0	125.0	14.0	0.8	10	1.0
TU-11-87	94.0	149.0	55.0	0.4	13	0.6
TU-11-87	117.5	133.5	16.0	0.7	33	1.4
TU-11-87	119.5	129.5	10.0	0.9	48	1.9
TU-11-94	45.0	54.0	9.0	0.2	13	0.5
TU-11-94	89.1	91.6	2.5	0.3	87	2.1
TU-11-94	104.8	233.2	128.4	0.4	49	1.4
TU-11-94	154.9	159.7	4.8	1.0	122	3.5
TU-12-100	73.0	180.0	107.0	0.4	26	0.9
TU-12-100	85.3	102.5	17.2	1.2	58	2.4
TU-12-98	59.0	94.8	35.8	0.4	10	0.6
TU-12-98	124.5	217.0	92.5	0.8	60	2.0
TU-12-98	145.2	192.7	47.5	1.2	92	3.0
TU-12-98	159.5	166.4	6.9	2.4	199	6.4
TU-12-113	75.0	189.1	114.1	0.3	21	0.8
TU-12-113	91.5	148.2	56.7	0.5	32	1.2
TU-12-113	91.5	112.5	21.0	0.9	45	1.8
TU-12-113	146.4	148.2	1.8	0.5	368	7.8